May 22, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Filing Desk

Re:

Renaissance Capital Greenwich Funds
SEC File Nos. 333-21311 and 811-08049

Ladies and Gentlemen:

On behalf of Renaissance Capital Greenwich Funds (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, please find Post-Effective Amendment No. 23 to the Company’s Registration Statement on Form N-1A in connection with the registration of shares of a new series of the Trust, Renaissance IPO ETF.

Questions concerning this Amendment may be directed to the undersigned at (212) 885-5239.

Very truly yours,

Thomas R. Westle

Thomas R. Westle

TRW

Enclosure

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